Exhibit 99.1

InterCure Finalizes NIS 230 Million (~US$77 Million) Settlement for War-Related Indirect Damages

Company intends to accelerate the rehabilitation of Canndoc’s flagship Nir Oz facility, supporting a return to full production and the Company’s expansion in the growing German medical cannabis market

NEW YORK and HERZLIYA, Israel, August 24, 2026 – InterCure Ltd. (Nasdaq: INCR) (TASE: INCR) (“InterCure” or the “Company”), today announced that it has reached a final settlement with the Israeli Tax Authorities and Compensation Fund regarding the Company’s claim for indirect damages resulting from the October 7, 2023 attacks and the subsequent war.

Under the final settlement, aggregated compensation for the indirect damage covered by the claim has been agreed at a total of NIS 230 million (approximately US$77 million).

Before the final settlement, the Company’s total claim for indirect damages was over NIS 300 million (approximately over US$100 million) and the Company previously received NIS 101 million (approximately US$34 million) in advance payments related to the claim.

Rebuilding Nir Oz and Returning to Full Production

On October 7, 2023, Canndoc’s main cultivation and production facility at Kibbutz Nir Oz was severely damaged and rendered inoperable. The loss of the facility, a key component of InterCure’s genetics, cultivation and production infrastructure, has significantly impacted the Company’s production capabilities, operations and financial results.

Since the attacks, InterCure raised over NIS 58 million (approximately US$20 million) from major shareholders and a leading pharma fund and committed significant resources to the recovery of the Company and the rehabilitation of the Nir Oz facility, while continuing to serve its patient communities and executing global expansion.

The Company intends to accelerate the rehabilitation and restoration of the Nir Oz facility and return the facility to full operations as soon as practicable.

The restoration of Nir Oz is expected to strengthen InterCure’s production capabilities and support the Company’s international growth strategy, with a particular focus on supplying its products to the growing German medical cannabis market.

Alexander Rabinovitch, CEO and Chairman of InterCure:

“Over the past nearly three years, InterCure has demonstrated exceptional resilience despite the severe impact of the October 7 attacks on our operations and financial performance,” said Alexander Rabinovitch, Chief Executive Officer and Chairman of InterCure. “This resilience reflects the strong and sustained demand for our products, the strength of our business model and, above all, the extraordinary human capital of InterCure - our managers and employees, whose commitment, determination and professionalism have enabled us to continue serving our patients and rebuilding the Company under unprecedented circumstances.”

“During this period, we have committed significant resources to the recovery of InterCure and the rehabilitation of our flagship Nir Oz facility. With this settlement now completed, we intend to accelerate the restoration of Nir Oz and return this strategic facility to full operations as soon as practicable, with a particular focus on supporting our ability to supply the growing German medical cannabis market.”

“Importantly, this settlement comes at what we believe is a historic moment for the global medical cannabis industry. U.S. federal authorities, including the FDA, HHS and DEA, have undertaken a significant scientific and regulatory reassessment of the federal treatment of medical cannabis, including the process toward broader Schedule III treatment. We believe these developments represent important scientific and regulatory validation of the direction the global medical cannabis industry is taking and of the vision InterCure has pursued for years: building a leading pharmaceutical-grade medical cannabis company serving patients across major regulated markets.”

“With a strengthened financial position, the accelerated rebuilding of Nir Oz, and significant opportunities in Germany and other regulated markets, we believe InterCure is entering a new chapter - moving from recovery back to growth.”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (Nasdaq: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Forward-Looking Statements

This press release contains forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements may include, but are not limited to, statements regarding the Company’s intention to accelerate the rehabilitation and restoration of the Nir Oz facility and return the facility to full operations as soon as practicable, the Company’s growth strategy, including with respect to the German medical cannabis market, , the direction of the global medical cannabis industry, and expected growth, as well as other statements regarding activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the success of its rehabilitation and restoration plans, the Company’s ability to enter into a definitive agreement with respect to expanding the Nir Oz facility and to complete such expansion on a timely basis or at all, the continuing effects of regional hostilities and security conditions in Israel, changes in cannabis laws and regulations and general economic and market conditions. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of the Company’s senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that the Company has made and may make with the Securities and Exchange Commission in the future.

Company Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co